Sub item 77D
LEGG MASON PARTNERS MONEY MARKET
TRUST

SUPPLEMENT DATED AUGUST 31, 2012
TO THE PROSPECTUSES DATED December
29, 2012 OF
WESTERN ASSET GOVERNMENT MONEY
MARKET FUND
CLASS N SHARES
SERVICE SHARES

Western Asset Government Money Market
Funds (Government Fund) Board of Trustees has authorized the fund to operate in a master/feeder structure, effective as of
September 1, 2012. As a result, as of that date, Government Fund will pursue its investment objective by investing substantially all of its investable assets in Government Portfolio, an investment company with substantially the same investment objective, strategies and policies as Government Fund. In connection with the conversion to master/feeder structure,
Government Fund will expand its investment objective to include the maintenance of liquidity, as well as current income and preservation of capital. Therefore, as of September 1, 2012,
Government Funds investment objective is to seek maximum current income to the extent consistent with preservation of capital and the maintenance of liquidity. In addition, as of that date, Government Funds name will change to Western Asset Government Reserves. All references to Government Funds investment objective and name in the Prospectuses are modified accordingly as of September 1, 2012.

Effective September 1, 2012, the following is added to the section of the Prospectuses titled
Western Asset Government Money Market
Fund Fees and expenses of the fund:

Government Fund invests in securities through an underlying fund: Government Portfolio. The table titled Annual fund operating expenses reflects the direct expenses of Government
Fund and its allocated share of expenses of Government Portfolio.